June 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE to

Washington, D.C. 20549

Re:	FERRO CORPORATION

Form 10-K for the Year Ended December 31, 2019

Form 8-K

Filed March 2, 2020

File No. 1-00584

Ladies and Gentlemen:

Ferro Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 20, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and Form 8-K filed on March 2, 2020.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Year Ended December 31, 2019

Note 21. Reporting for Segments, page 92

1. We note that your business is divided into four business units based on disclosures provided on page 3: Tile Coating Systems, Porcelain Enamel, Performance Colors and Glass, and Color Solutions. During the year ended December 31, 2018, the Tile Coating Systems and Porcelain Enamel business units were combined into one reportable segment called Performance Coatings. The Tile Coating Systems business unit is now reported as discontinued operations and the remaining Porcelain Enamel business unit has been integrated into the Performance Colors and Glass reportable

Securities and Exchange Commission

June 4, 2020

segment. The Performance Coatings reportable segment reported $734 million in revenues for the year ended December 31, 2018 of which $530 million was reported in discontinued operations related to the Tile Coatings business. This indicates that approximately $204 million of revenues during the year ended December 31, 2018 were related to the Porcelain Enamel business unit compared to 2018 consolidated revenues of $1.08 million reported in the Form 10-K for the year December 31, 2019. Please tell us how you determined it was appropriate to integrate the Porcelain Enamel business unit into the Performance Colors and Glass reportable segment under ASC 280, including your consideration of the aggregation criteria of ASC 280-10-50-11.

Response:

In connection with the entry into a definitive agreement to sell substantially all of the assets and liabilities of the Tile Coating Systems business unit (the “Tile Coatings business”) in the fourth quarter of 2019, the Company undertook a reorganization, which included classifying the Tile Coatings business as held-for-sale and subsequently as discontinued operations. This change left the Company’s Porcelain Enamel business (“PE”) as the remaining component of the previously classified Performance Coatings (“PC”) reportable segment.

As part of the Company’s reorganization undertaken in the fourth quarter of 2019, the Company also placed PE under the authority of the Vice President of Performance Colors and Glass (“PCG”), who is responsible for managing the entire PCG operating segment, as PE is more comparable to the underlying components of the PCG operating segment than the Color Solutions (“CS”) operating segment. As a result of these changes in the fourth quarter of 2019, the Company reviewed the guidance in ASC 280-10-50-1 through 50-9 to reassess its operating segments and also revised the Chief Operating Decision Maker (“CODM”) package to reflect the results of the business reorganization.

The Company’s operating segments are regularly reviewed by the CODM and are comprised of multiple components. The CODM has been determined to be the Company’s Chief Executive Officer (“CEO”) in accordance with ASC 280 based on the CEO’s responsibility for making key operating decisions such as establishing policy and performance goals, setting overall business strategy, determining how to pursue the strategy, and deciding on investment priorities as they relate to business strategy.

The Company reviewed PE under ASC 280-10-50-1 noting the following:

1)	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

a.	PE engages in business activities from which it may recognize revenues and incur expenses.

Securities and Exchange Commission

June 4, 2020

2)	Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

a.

No - PE operating results are not regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance. The Company has segment managers, referred to as Vice Presidents, who are responsible for each of PCG and CS and report results directly and regularly to the CODM. While financial information specific to PE is included as a component of PCG, similar to other components such as automotive, the segment manager reports total PCG results directly to the CODM within the CODM package. Within the CODM package are various analyses, including revenue and gross profit reviews, the impact of price, volume, mix and foreign currency fluctuations, compared against the prior year and/or budget. While these are prepared by the Company at the component level, the CODM’s review of, and decision-making is based on, the analyses at the PCG and CS level.

The CODM makes strategic decisions and identifies resources to be allocated, and the segment managers are responsible for implementing and executing the decisions made by the CODM. The segment managers are responsible for the overall performance of the respective segment including the segment achieving the goals as established by the CODM.

We also prepare budgets to present to the CODM at the PCG and CS level, not at the component level. The CODM reviews performance against the budget and the forecast at the PCG and CS level. Additionally, information presented to the Board of Directors and to our stakeholders is presented at the PCG and CS level.

3)	Its discrete financial information is available.

a.

Discrete financial information such as revenue and gross profit are available for PE. While this information is available, other financial metrics are also utilized by the CODM for purposes of resource allocation and strategic decision-making and are primarily presented and reviewed at the PCG and CS operating segment level.

Based upon the criteria above, the Company concluded that PE does not meet the definition of an operating segment.

The Company reviewed both PCG and CS in accordance with ASC 280-10, noting that each of these operating segments (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has operating results that are regularly reviewed and used by our CODM to assess performance and make decisions about resource allocation,

Securities and Exchange Commission

June 4, 2020

and (iii) has discrete financial information available in sufficient detail to enable the CODM to make the decisions noted above. Each of these two business units has a Vice President that reports directly to the CODM, and each Vice President has the authority and responsibility for execution of the CODM’s strategy and performance of their operating segment.

Based on the analysis described above, the Company concluded that PE is a component of PCG, which is both a reportable and operating segment. It should be noted that, in the first quarter of 2020, and as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2020, the Company re-named the PCG reportable segment as “Functional Coatings”.

Form 8-K Filed March 2, 2020

Table 6, page 12

2. We note your adjustment for costs related to optimization projects of $13.6 million represents approximately 40% of your as reported net income attributable to common shareholders and approximately 20% of your as adjusted net income attributable to common shareholders. Please provide us with further details regarding the components of these adjustments for each period presented and help us understand why these costs would not be considered to be normal, recurring cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In a similar manner, please address the appropriateness of adjusting for these amounts in your determination of Adjusted Free Cash From Operating Activities.

Response: Our optimization projects adjustment of $13.6 million in 2019 ($10.3 million after tax) and $10.3 million in 2018 ($7.6 million after tax) consists primarily of two categories of costs incurred. The first category is comprised of $12.0 million ($9.1 million after tax) and $5.8 million ($4.4 million after tax) of cost in 2019 and 2018, respectively, associated with our Americas manufacturing optimization initiative, which is focused on the construction of a new manufacturing center of excellence located in Villagran, Mexico and the consolidation of five plants within the United States and Latin America.

We initially announced planning for the center of excellence in the second quarter of 2016 to our investors in our quarterly earnings call, have provided updates on the status of the project since that time, and disclosed in our press release dated January 17, 2019, that we were consolidating two factories within the United States and three sites in Latin America into one expanded location in Villagran, Mexico. The newly created center of excellence was designed by the Company to utilize state-of-the-art production processes and new technologies in order to increase our efficiency in delivering product to our customers and better serve our evolving markets and we estimate that it will result in

Securities and Exchange Commission

June 4, 2020

consolidation of approximately 20% of our continuing operations. This multi-year project is the largest of its kind that we have undertaken since 2012 and is designed to benefit earnings before interest, taxes, depreciation and amortization (“EBITDA”) by approximately $30 million, of which approximately 90% relates to continuing operations.

Included within the $12.0 million and $5.8 million of costs in 2019 and 2018, respectively, are charges associated with the start-up of the center of excellence. These start-up charges primarily include costs for process development and production testing, professional fees for legal and tax services, supplies and equipment commissioning, and utility setup and testing. We regularly provide updates regarding the project on our quarterly earnings calls, including current period spend specifically associated with this adjustment as we believe it is beneficial to users of our financial statements to be able to identify costs incurred to realize future benefits of the project and have the ability to evaluate the results of operations and cash flows had we not undertaken the project. Additionally, the anticipated impact of the project on future operating results was a key component of the 2019 phase of our value creation strategy called Dynamic Innovation and Optimization and of our Vision 2020 goals that we discussed during our Investor Presentation on November 9, 2017. For example, during our earnings call for the third quarter of 2018, we discussed overall project spend, indicating anticipated capital expenditure spend of $73 million, of which $48 million had already been spent to-date and provided estimates on future spend at that time. We have continued to update our stakeholders about our cash spend on capital expenditures and net working capital investments on a quarterly basis within our Adjusted Free Cash Flow provided by Operating Activities (Non-GAAP). We have also informed stakeholders that there would be additional temporary net working capital investment as well as additional charges some of which would be classified as restructuring.

The second category of costs, which are approximately $1.6 million ($1.2 million after tax) and $4.5 million ($3.2 million after tax) in 2019 and 2018, respectively, relate to costs incurred for global optimization efforts such as (i) discrete optimization projects that are not recurring in nature and are not expected to continue in future periods and (ii) costs incurred for discrete optimization projects at previously acquired businesses, including those required to capture specific synergies. These costs are comprised primarily of professional services and severance charges and represent certain actions that have been taken by the business to improve underlying performance. Because these costs are not required to operate the business on an ongoing basis, and any similar future actions could be substantially different in timing and magnitude, we believe the adjustment results in measures that are representative of the underlying operations of the business and that are comparable period over period. The adjustment for costs of this nature is consistent with the adjustments that we make for restructuring charges.

The disclosure of these categories of costs allows investors to evaluate the Company’s performance using the same measures management uses in developing internal budgets and forecasts and in evaluating management’s compensation. These expenses are ones that we have concluded are not normal, recurring cash operating expenses necessary to operate our business, and we believe it is useful to present this non-GAAP financial measure to provide investors greater comparability of our base business.

Securities and Exchange Commission

June 4, 2020

In future disclosures, when providing results adjusted for the costs of our optimization projects, we intend to include additional disclosure to describe the components of this adjustment. An example of that disclosure is shown below based on our results for the year ended December 31, 2019:

“Cost related to Optimization projects of $13.6 million for the year ended December 31, 2019 includes costs associated with our Americas manufacturing optimization initiative of $12.0 million, which is comprised of costs for process development and production testing, professional fees for legal and tax services, supplies and equipment commissioning, and utility setup and testing. The remaining $1.6 million of costs relate to global optimization projects and discrete projects at our previous acquisitions.”

The Company previously adjusted for these costs within Adjusted Free Cash Flow provided by Operating Activities (Non-GAAP), which is a metric used in the calculation of certain components of senior management’s performance-based compensation. We believe that shareholders should be made aware of the cash flows associated with the projects and have the ability to evaluate the cash flows generated from the core operations exclusive of these costs. While we believe presentation of this metric was meaningful during the core of the Americas manufacturing optimization project and the overall optimization phase of our value creation strategy, these efforts are reaching completion. Accordingly, while we concluded it was appropriate to present the information in this way in our earnings release for the fourth quarter and year ended December 31, 2019, beginning with our earnings release for the quarter ended March 31, 2020, we are no longer presenting Adjusted Free Cash Flow provided by Operating Activities (Non-GAAP).

Table 12, page 19

3. In your determination of Free Cash Flow Provided by Operating Activities, you adjust for cash collected for Accounts Receivable Securitizations. Given that ASC 230-10-45-12 requires these amounts to be presented in investing activities, please tell us how you determined that this adjustment does not result in a non-GAAP measure based on individually tailored accounting principles. Refer to the guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: Free Cash Flow Provided by Operating Activities (Non-GAAP) is a metric used in the calculation of certain components of senior management’s compensation; however, we understand this measure may be used by stakeholders as a liquidity measure. As such, we have included it in our press release as a liquidity measure and reconciled this back to our most directly comparable GAAP financial measure, which is Cash Flow from Operating Activities.

Securities and Exchange Commission

June 4, 2020

While we present the cash collections from our Accounts Receivable Securitization in the investing section of our GAAP Cash Flow Statement as required by ASC 230, we believe it is appropriate to show this amount within Free Cash Flow Provided by Operating Activities (Non-GAAP) because this amount represents the cash flows generated from the operations of our business. The receivables that generate the cash flows are acquired through the sales of our products in the ordinary course of business and reflect those amounts owed from our financially established customers as approved by the financial institution that we have engaged for the Accounts Receivable Securitization program. The Company concluded that the inclusion of these amounts within free cash flow provides useful information to stakeholders, as our investing community focuses on the cash flow generating capabilities of our business and our ability to use those cash flows for (i) strategic initiatives and investments (ii) shareholder returns and (iii) payment of debt. Because the sale of these receivables results in funds available for the items above and are derived from our asset base and business performance, we believe that excluding such amounts would understate our cash flow generating capabilities. Accordingly, we do not believe the guidance in Question 100.04 is applicable to our adjustment for the cash collected from the Accounts Receivable Securitization program.

In future disclosures, for the avoidance of doubt, we will recaption the line item previously labeled Free Cash Flow provided by Operating Activities (Non-GAAP) as Free Cash Flow (Non-GAAP) and will include a disclosure that states that Free Cash Flow (Non-GAAP) is calculated as Cash Flow Provided by Operating Activities, less capital expenditures and adding cash collected from the Accounts Receivable Securitization program. We believe this represents the cash generated by the business and is generally available for strategic initiatives and investments, shareholder returns, and the payment of debt.

*     *     *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216.875.5473.

Very truly yours,

/s/ Benjamin Schlater

Benjamin Schlater
Chief Financial Officer